UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing AGM and Interim Management Statement

Press release
28 April 2011

AGM AND INTERIM MANAGEMENT STATEMENT

Pearson is today holding its Annual General Meeting and providing an interim management statement covering trading in the first three months of 2011.

Pearson is trading in line with the expectations set out in our full-year results announcement on 28 February. We continue to expect to achieve sales, margin and adjusted EPS growth in 2011*, in spite of rapid industry change and tough trading conditions in some of our markets.

In the first three months of the year, we increased sales from continuing operations by 10% at constant currencies to £1.03bn (a headline increase of 9% and a 3% increase in underlying terms). The seasonal phasing of our publishing businesses makes the first quarter a very light trading period for Pearson and, as we've said before, we face tough comparatives (especially in the first half of the year) after our particularly strong competitive and financial performance in 2010.

Our education division is trading as we expected. In North America, our digital products and services continue to grow rapidly: US MyLab registrations have risen 28% to almost 3m in the first quarter. We are also seeing good early demand for Writing Coach, a blended print and online programme for middle and high school students. The US education industry continues to experience pressure on state budgets, a lower school textbook adoption opportunity and slower enrolment rates in higher education, all of which we anticipated. Internationally, we continue to achieve good growth in developing markets and professional assessment. Our recent acquisitions including Wall Street Institute, SEB, TutorVista, CTI and Melorio are performing well, and in the year to date we have announced the proposed acquisitions of EDI in International education and Schoolnet in North American education. For the year, we expect our education division to achieve continued growth.

The FT Group has made a good start to the year. We are benefiting from rising demand for our high-quality, premium information and analysis - particularly through digital channels and subscription services - although advertising remains volatile and visibility poor. Mergermarket renewal rates were strong. FT digital subscriptions increased by more than 50% to almost 224,000 and registered users increased to 3.5m, up 60% compared to the first quarter of 2010.

Penguin continues to benefit from consistently strong publishing and a leading position in digital reading, with ebook sales doubling in the first quarter compared to the same period in 2010.  After a particularly strong 2010, we expect Penguin to perform in line with the overall consumer publishing industry this year, while we continue to adapt the business to significant industry change driven by the growth of both digital sales channels and digital books and by the resulting pressures on physical bookstores.

At the end of 2010, Pearson's net debt was £430m, giving a net debt/EBITDA ratio of 0.4x and interest cover of 11.0x. Our net debt increased during the first quarter by £275m to £705m (£1,246m in 2010) as a result of acquisitions and the normal seasonal build-up of working capital ahead of our key selling periods in education, offset a little by exchange rate movements.

At our AGM today, we are proposing a final dividend of 25.7p per share giving a total dividend for 2010 of 38.7p, up 9% from the previous year. For the 19th consecutive year, Pearson has declared a dividend increase above the rate of inflation.

Pearson generates approximately 60% of its sales in the United States. A 5 cent move in the average £:$ exchange rate for the full year (which in 2010 was £1:$1.54) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first quarter of 2011 was £1:$1.61 (£1:$1.56 in the first quarter of 2010) and the closing rate at the end of March was £1:$1.62 (£1:$1.50 in 2010).

Pearson's AGM takes place today at The Institution of Engineering and Technology, 2 Savoy Place, London WC2R 0BL at 3pm.

* This guidance is struck at the average exchange rate in the first quarter and includes further integration costs on acquisitions (which are always expensed).

ENDS

For more information
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 20 7010 2310

Forward looking statements
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  28 April, 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary